UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number:  0-15502
CUSIP Number:  205862402

NOTIFICATION OF LATE FILING

(Check One):
|_ | Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

For Period Ended:  October 31, 2010

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I
REGISTRANT INFORMATION

Comverse Technology, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

810 Seventh Avenue

Address of Principal Executive Office (Street and Number)

New York, New York 10019

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_|	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

Comverse Technology, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2010 as soon as practicable after it files an Annual Report on Form 10-K for the fiscal year ended January 31, 2010 (the “2009 Form 10-K”), but will not be able to file it on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

The filing of the 2009 Form 10-K, in turn, has been delayed due to the delay in filing the Company’s comprehensive Annual Report on Form 10-K for the fiscal years ended January 31, 2009, 2008, 2007 and 2006 (the “Comprehensive Form 10-K”) which the Company filed on October 4, 2010 and, to a lesser extent, as a result of material weaknesses in the Company’s internal control over financial reporting.

The delay in filing the Comprehensive Form 10-K was primarily the result of (i) adjustments to the Company’s historical financial statements required to reflect the results of the completed investigations by a special committee of the Company’s Board of Directors (the “Special Committee”) and (ii) the evaluation of the Company’s application of generally accepted accounting principles in the United States of America (“U.S. GAAP”) in connection with the recognition of revenue, including the assessment of vendor specific objective evidence (“VSOE”) of fair value, and (iii) other items relating to completion of the Company’s consolidated financial statements, including the completion of tax provisions and the reconciliation of tax accounts.

The Special Committee’s investigations related to historic improper stock option grant practices and related accounting matters, and other financial and accounting matters, including the recognition of revenue related to certain contracts, errors in the recording of certain deferred tax accounts, the misclassification of certain expenses, the misuse of accounting reserves and the intentional inaccurate presentation of backlog.

The Company expects to file its 2009 Form 10-K in January 2011.  The Company intends to file such Quarterly Reports on Form 10-Q as may be required for it to become current in its periodic reporting obligations under the federal securities laws as soon as practicable after the filing of the 2009 Form 10-K.  This timeline is subject to completion of various milestones in the Company’s financial close and reporting and disclosure process and the risk that material adjustments may be identified during the audit process.

This Form 12b-25 contains certain statements that constitute “forward-looking statements.”  There are numerous risks and uncertainties that could cause actual results and the timing of events to differ materially from those anticipated by the forward-looking statements in this Form 12b-25.  Specifically, this Form 12b-25 includes a forward-looking statement regarding the Company’s expectation to file its 2009 Form 10-K in January 2011 and to become current in its periodic reporting obligations as soon as practicable thereafter.  There can be no assurances that such forward-looking statements will be achieved. There are numerous risks and uncertainties that could cause the timing of events to differ materially from those anticipated by the forward-looking statements in this Form 12b-25, including continuing material weaknesses or the identification of any new material weaknesses in the Company’s internal control over financial reporting.  The Company undertakes no commitment to update or revise forward-looking statements except as required by law.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joel E. Legon	(212)	739-1000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|_| Yes |X| No

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended January 31, 2010 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007, October 31, 2007, April 30, 2008, July 31, 2008, October 31, 2008, April 30, 2009, July 31, 2009, October 31, 2009,  April 30, 2010 and July 31, 2010.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X| Yes* |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*    Because the Company has not completed the preparation of its condensed consolidated financial statements for the fiscal quarters ended October 31, 2010 or October 31, 2009, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations for the fiscal quarter ended October 31, 2010 compared with the fiscal quarter ended October 31, 2009.

Comverse Technology, Inc.
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 9, 2010
COMVERSE TECHNOLOGY, INC.

	By:	/s/ Joel E. Legon
	Name:	Joel E. Legon
	Title:	Senior Vice President and Interim Chief Financial Officer